FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
athe Securities Exchange Act of 1934

For period ending March 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Vesting of Conditional Share Awards under the
GlaxoSmithKline Performance Share Plan

This notification sets out the vesting of an award over American Depositary Shares ('ADS') in GlaxoSmithKline plc, made in 2012 to a Director's Connected Person under the GlaxoSmithKline 2009 Performance Share Plan. The award was subject to relevant business performance conditions.

The three year performance period for the award commenced on 1 January 2012 and ended on 31 December 2014.

The table below shows the proportion of this Performance Share Plan conditional award that vested and lapsed on 5 March 2015.

Name of Director	Name of Connected Person	Number of ADS Awarded	Number of ADS lapsed
Dr M Slaoui	Mrs K Slaoui	743	1174

The Company and the above individual were advised of this transaction on 6 March 2015.

The fair market value of an ADS of GlaxoSmithKline plc at the point of vesting on 5 March 2015 was US$47.82.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

V A Whyte
Company Secretary

6 March 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 06, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc